

Exhibit 99.1

SCIENTIFIC TECHNOLOGIES INCORPORATED
6550 Dumbarton Circle
Fremont CA 94555-3605 USA

Tel: 510·608-3400
Fax: 510·744-1440
www.sti.com Nasdaq: STIZ

TÜV ESSEN ISO 9001 Certified

P R E S S R E L E A S E

Richard O. Faria
Chief Financial Officer
(510) 608-3410
Dick_Faria@STI.com

FOR IMMEDIATE RELEASE

SCIENTIFIC TECHNOLOGIES INC.
REPORTS FIRST QUARTER EARNINGS

1. First Quarter Net Income Up 260%, Sales Increase 13%

FREMONT, CALIFORNIA, April 29, 2004...**SCIENTIFIC TECHNOLOGIES INCORPORATED (NASDAQ:STIZ**) A leading North American provider of automation safeguarding technology announced today the results of operations for the quarter ended March 31, 2004. Sales for the first quarter of 2004 were $14,634,000, compared to sales of $12,959,000 recorded for the same quarter of 2003. Net income for the first quarter of 2004 increased 260% to $324,000, or $.03 per basic and diluted share, compared to net income of $90,000, or $.01 per basic and diluted share, for the first quarter of 2003.

Commenting on the results, Joseph J. Lazzara, President and Chief Executive Officer stated, "We are pleased that solid sales growth in all product groups allowed us to report a 260% increase in net income for the first quarter of 2004 compared to the first quarter of 2003. In addition, we also experienced a sequential increase on sales of 3% over the fourth quarter of 2003.

Our Automation Products Group demonstrated strong sales growth during the first quarter of 2004, with an increase of 21% over the first quarter of 2003. The larger Safety Products Group also experienced an increase in sales of 12% for the first quarter of 2004 compared to the same period last year. Overall, it was a good start for 2004."

First Quarter Highlights

Items of interest for the first quarter included:

- We completed a multi-city, North American product rollout, which was used to train our distributor network on several new safety products recently introduced in this and prior quarters. We also updated the sales force with the 2004-2005 edition of our safety product catalog, containing 700 pages of product information and engineering reference material.

- We commenced delivery of our new SGE series of pressure sensitive, safety contact strips, which feature fewer components and easier installation than previous models. Safety contact strips are used on edges of guards, doors and gates to detect an object prior to closing and halt or reverse hazardous motion. These products are another example of STI's product breadth in the machine guarding market.

- We introduced the RM-2AC, an STI resource module that converts solid-state safety outputs from various STI safety products to higher current capacity safety relay outputs, in addition to providing an AC line voltage power supply in one convenient enclosure.

- We also initiated shipments of the new BeamSafe III-L, a compact, long-range, laser-based single-beam optical safety control designed for perimeter or access guarding.   The sensor is contained in a slim, M-18, tubular housing. The laser sensor offers a visible light source and a precise means of optical safeguarding.

About Scientific Technologies Inc.

Scientific Technologies, Inc. (STI) is a North American leading provider of automation safeguarding products through its Safety Products Group. STI's safety products are used to protect workers around machinery, automated equipment and industrial robots. Our products serve a wide variety of applications and markets, including semiconductor, automotive, electronics manufacturing, packaging and consumer markets. Our web site is located at www.sti.com.

STI's Automation Products Group serves the factory automation, semiconductor, transportation, oil and gas, consumer and food processing industries with a diversified offering of sensing technologies. Products include level, flow, pressure sensing, positioning transducers, vehicle separation, profiling and ultrasonic sensors and controls. Further information is available at the Group's web sites: www.automationsensors.com, and www.stiscanners.com.

With headquarters in Fremont, California, STI was founded over 30 years ago and employs over 350 people. STI has been selected twice by Forbes and three times by Business Week as one of the "world's best small companies."

SCIENTIFIC TECHNOLOGIES INCORPORATED AND SUBSIDIARIES

Condensed Consolidated Income Statement

(Amounts in thousands except per share data)

(Unaudited)

	Three months ended March 31,	
	2004	2003
Sales	$14,634	$12,959
Cost of sales	8,566	7,413
Gross margin	6,068	5,546
Operating expenses	5,589	5,422
Operating income	479	124
Interest and other income	44	21
Income before taxes	523	145
Provision for income taxes	199	55
Net income	$ 324	$ 90
Basic and diluted net income per share	$ .03	$ .01
Shares used to compute income per share	9,785	9,720

Condensed Consolidated Balance Sheet

(Amounts in thousands)

	March 31, 2004	December 31, 2003
Assets		
Current assets:		
Cash and cash equivalents	$ 3,478	$ 2,312
Accounts receivable	8,932	8,139
Inventories	10,237	9,281
Other assets	3,275	3,887
Total current assets	25,922	23,619
Property, plant and equipment, net	3,596	3,740
Goodwill and intangible assets	10,002	10,321
Total assets	$39,520	$37,680
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	$ 3,622	$ 2,758
Accrued expenses	3,904	3,267
Current portion of capital lease with Parent	68	68
Total current liabilities	7,594	6,093
Capital lease with Parent	147	164
Long-term tax liability	1,134	1,134
Total liabilities	8,875	7,391
Shareholders' equity	30,645	30,289
Total liabilities and shareholders' equity	$39,520	$37,680

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